FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 of
the Securities Exchange Act of 1934

For <<21 January 2005>>
Commission File Number 0-30358

ebookers plc

(Name of Registrant)

25, Farringdon St, LONDON, EC4A 4AB

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable.

Enclosures:

ebookers plc (the “Company”)	<21st January 2005>	<<3>>

Form 20-F for the year ended 31 December 2003

21 January 2005

Ms Linda Cvrkel
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Washington D.C. 20549
United States of America

Dear Ms Cvrkel,

RE: ebookers plc (the “Company”)

Form 20-F for the year ended 31 December 2003

I refer to your letter to Michael Healy dated 10 January 2005 in respect of the above and set out our responses to your comments below:

1.     Repurchase of 3.125% interest in Tecnovate

As I indicated in my letter dated 30 December 2004, it is now expected that a change of control of the Company will occur on 28 February 2005.  As part of the contemplated acquisition by Cendant Corporation and contingent on the completion of that transaction, the 3.125% interest in Tecnovate previously sold to Kipotechniki will be repurchased by the Company.   Under a separate agreement with Kipotechniki, the Company has agreed to re-acquire the shares in Tecnovate for consideration of $6 million, being the repayment of Kipotechniki’s original cost of acquisition plus an appropriate rate of return over the period of their investment.

It is intended that the Company will account for the purchase as an investment in Tecnovate, which will result in goodwill on acquisition of approximately £2.9 million being the consideration of $6 million (£3.1 million) less the net asset value associated with a 3.125% interest (£0.2 million).  However, the Company has carried out a valuation of Tecnovate which suggests that its equity value is approximately £15.5 million and, accordingly, a 3.125% interest has a fair value of £0.5 million.  As a result, it is proposed that the Company will also recognise a goodwill impairment charge of approximately £2.4 million in 2004.  I believe that this treatment is consistent with SFAS Nos.141 and 142.

2.     Gain on investment in Tecnovate by Kipotechniki

As set out in my letter dated 30 December 2004, at the time the original sale of the 3.125% interest in Tecnovate to Kipotechniki was completed, it was anticipated that a change of control was remote and that it was appropriate to recognise the gain on disposal in 2003.

That assessment was made at the time on the basis that Dinesh Dhamija, the Company’s Chief Executive Officer and Chairman, controls over 40% of the Company and, in effect, any decision regarding a change of control lay with him.  At that time he had no intention of effecting a change of control of the Company and the negotiations concerning the potential acquisition by Cendant only commenced in August 2004, when Mr Dhamija was approached by certain interested parties (including Cendant).

3.     Disclosure of share options

Please find attached revised draft wording for note 12 to the financial statements, “Share-based compensation”, which incorporates the relevant disclosures (see Exhibit).

4.     Business combinations

I note your comment and confirm that we will include the relevant information in any future filings.

5.     Guarantee arrangements

The guarantee arrangements discussed in Note 15 relate to various bonds issued on behalf of the Company in favour of national aviation authorities.  Accordingly, the Company itself does not issue the bonds and these are typically issued by banks or other financial institutions with the Company paying a financing fee for those arrangements.  Please confirm that these arrangements do not need to be disclosed in the notes to the financial statements or accounted for under FIN No.45.

Yours sincerely

William J Scott
Group Financial Controller

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  21 January 2005

LEIGH GRANT

Deputy Company Secretary
ebookers plc